UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Novelion Therapeutics Inc.**
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

746927102
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone- (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On November 29, 2016, QLT Inc. ("QLT") and Aegerion Pharmaceuticals, Inc. ("Aegerion") issued a joint press release announcing that they completed the transactions contemplated by the Agreement and Plan of Merger, dated as of June 14, 2016 (as amended), among QLT, Aegerion and Isotope Acquisition Corp., an indirect wholly-owned Subsidiary of QLT.  In connection with the transactions, QLT changed its name to "Novelion Therapeutics Inc."

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,742,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

9,742,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,742,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.52%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,742,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

9,742,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,742,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.52%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,742,770

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

9,742,770

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,742,770

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.52%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares, without par value (the "Common Shares"), of Novelion Therapeutics Inc., a corporation incorporated under the laws of British Columbia with its principal executive offices located at 997 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada V5T 4T5 (the "Issuer").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 14, 2016, Aegerion Pharmaceuticals, Inc., a corporation incorporated under the laws of Delaware, U.S.A. ("Aegerion"), QLT Inc., a corporation incorporated under the laws of British Columbia ("QLT") and Isotope Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of QLT ("MergerCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provided, among other things, that MergerCo would be merged with and into Aegerion (the "Merger"), with Aegerion surviving the Merger as a wholly-owned indirect subsidiary of QLT and QLT changing its name to "Novelion Therapeutics Inc" ("Novelion" or the "Issuer").

The Merger was effected November 29, 2016 (the "Effective Date").

Under the terms of the Merger Agreement, upon the consummation of the Merger, the board of directors of Novelion would include one person designated by the Reporting Persons.  Pursuant to the Form S-4 filed by QLT on September 9, 2016, upon the consummation of the Merger, Kevin Kotler would become a director of Novelion.

As of the Effective Date, Kevin Kotler is a director of the Issuer.

Along with the execution of the Merger Agreement, certain of the Reporting Persons and QLT entered into a Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, such Reporting Persons agreed not to dispose of their Shares while the Merger was pending and to vote their Shares in favor of the Merger at the applicable meeting of the Issuer's shareholders.  The Voting Agreement and the obligations of the Reporting Persons thereunder would terminate upon the earlier to occur of (a) the termination of the Merger Agreement pursuant to its terms, (b) the date of any material amendments, modifications, changes or waivers to any provision of the Merger Agreement, (c) the date on which either the QLT board of directors or the Issuer's board of directors changes its recommendation of the Merger to its shareholders in accordance with the terms of the Merger Agreement, and (d) the date on which the Merger is consummated.

As of the Effective Date, the Voting Agreement is terminated.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler may be deemed to be the beneficial owner of 9,742,770 shares of Common Shares or 10.52% of the shares of the Common Shares of the Issuer, based upon the 92,653,567 shares of Common Shares outstanding as of November 29, 2016, according to the communications with the Issuer.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler has the sole power to vote or direct the vote of 0 shares of Common Shares and the shared power to vote or direct the vote of 9,742,770 shares of Common Shares.

Each of Broadfin Capital, LLC, Broadfin Healthcare Master Fund and Kevin Kotler has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 9,742,770 shares of Common Shares.

Please see Item 6 description of the Warrants, which are the only transactions in the Issuer's securities in the last 60 days.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Additionally, pursuant to the Warrant Certificate, dated November 29, 2016 (the "Warrant Certificate"), by an between the Issuer and certain of the Reporting Persons, and the Unit Subscription Agreement, dated June 14, 2016 (the "Unit Subscription Agreement") by and among the Issuer, certain of the Reporting Persons and the Investors (as defined in the Unit Subscription Agreement), as amended as applied to such Reporting Persons on September 9, 2016, whereby such Reporting Persons may acquire up to 2,840,909 Common Shares of the Issuer by exercising fully paid-up warrants (the "Warrants"), provided that the Reporting Persons may not exercise the Warrants where the Reporting Persons would own in excess of the Beneficial Ownership Limitation (as defined in the Warrant Certificate) after such exercise.  The Reporting Persons may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

A copy of the Voting Agreement, filed by Aegerion on June 17, 2016 as Exhibit 10.5 of the Form 425, and incorporated herein by reference.

For a complete description of the Merger Agreement see the Form 8-K filed by Aegerion on June 15, 2016 (which includes a copy of the Merger Agreement filed as exhibit 2.1 thereto).

A copy of the Consent of Kevin Kotler to serve as director, filed by QLT on September 12, 2016 as Exhibit 99.10 of the Form S-4, and incorporated herein by reference.

A copy of the joint press release is attached to the Issuer's Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2016
(Date)

BROADFIN CAPITAL, LLC

By: /s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By: /s/ Kevin Kotler
Kevin Kotler, Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated December 1, 2016, relating to the Common Shares, without par value of Novelion Therapeutics Inc. shall be filed on behalf of the undersigned.

December 1, 2016
(Date)

BROADFIN CAPITAL, LLC

By: /s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.

By: /s/ Kevin Kotler
Kevin Kotler, Director

SK 25125 0001 7351341